                                                                File No. 70-8925
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 2 to
                                    Form U-1

                         JOINT APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

THE COLUMBIA GAS SYSTEM, INC.                                      COLUMBIA ENERGY SERVICES CORPORATION
COLUMBIA GAS SYSTEM SERVICE CORPORATION                            COLUMBIA ENERGY MARKETING CORPORATION
COLUMBIA LNG CORPORATION                                           COLUMBIA SERVICE PARTNERS, INC.
COLUMBIA ATLANTIC TRADING CORPORATION                              121 Hill Pointe Drive
12355 Sunrise Valley Drive                                         Suite 100
Suite 300                                                          Canonsburg, PA 15317
Reston, VA 20191-3458
                                                                   COLUMBIA GULF TRANSMISSION COMPANY
TRISTAR VENTURES CORPORATION                                       COLUMBIA GAS TRANSMISSION CORPORATION
TRISTAR CAPITAL CORPORATION                                        1700 MacCorkle Avenue, S.E.
TRISTAR PEDRICK LIMITED CORPORATION                                Charleston, WV 25314
TRISTAR PEDRICK GENERAL CORPORATION
TRISTAR BINGHAMTON LIMITED CORPORATION
TRISTAR BINGHAMTON GENERAL CORPORATION                             COLUMBIA NETWORK SERVICES CORPORATION
TRISTAR VINELAND LIMITED CORPORATION                               1600 Dublin Road
TRISTAR VINELAND GENERAL CORPORATION                               Columbus, OH 43215-1082
TRISTAR RUMFORD LIMITED CORPORATION
TRISTAR GEORGETOWN GENERAL CORPORATION                             COMMONWEALTH PROPANE, INC.
TRISTAR GEORGETOWN LIMITED CORPORATION                             COLUMBIA PROPANE CORPORATION
TRISTAR FUEL CELLS CORPORATION                                     9200 Arboretum Parkway, Ste 140
TVC NINE CORPORATION                                               Richmond, VA 23236
TVC TEN CORPORATION
TRISTAR SYSTEM, INC.                                               COLUMBIA GAS OF KENTUCKY, INC.
205 Van Buren                                                      COLUMBIA GAS OF OHIO, INC.
Herndon, VA 22070                                                  COLUMBIA GAS OF MARYLAND, INC.
                                                                   COLUMBIA GAS OF PENNSYLVANIA, INC.
COLUMBIA NATURAL RESOURCES, INC.                                   COMMONWEALTH GAS SERVICES, INC.
900 Pennsylvania Avenue                                            200 Civic Center Drive
Charleston, WV  25302                                              Columbus, OH 43215


--------------------------------------------------------------------------------
              (Names of company or companies filing this statement
                 and addresses of principal executive offices)

                         THE COLUMBIA GAS SYSTEM, INC.
--------------------------------------------------------------------------------
               (Name of top registered holding company parent of
                          each applicant or declarant)

                          J. W. Trost, Vice President
                    COLUMBIA GAS SYSTEM SERVICE CORPORATION
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458
 (Name and address of agent for service)(Other Agents for Service are Listed on the Reverse Side of the Front Cover)

Names and Addresses of Subsidiary Company Agents for Service:

M. A. CHANDLER, Treasurer                                          S. M. NORDIN, Treasurer
Columbia Natural Resources, Inc.                                   Commonwealth Propane, Inc.
900 Pennsylvania Avenue                                            Columbia Propane Corporation
Charleston, WV  25302                                              9200 Arboretum Parkway, Ste 140
                                                                   Richmond, VA 23236
D. DETAR, Treasurer
TriStar Ventures Corporation                                       D. L. GELBAUGH, Vice President
TriStar Pedrick Limited Corporation                                Columbia Gas of Ohio, Inc.
TriStar Pedrick General Corporation                                Columbia Gas of Kentucky, Inc.
TriStar Binghamton Limited Corporation                             Commonwealth Gas Services, Inc.
TriStar Binghamton General Corporation                             Columbia Gas of Pennsylvania, Inc.
TriStar Vineland Limited Corporation                               Columbia Gas of Maryland, Inc.
TriStar Vineland General Corporation                               200 Civic Center Drive
TriStar Rumford Limited Corporation                                Columbus, OH 43215
TriStar Georgetown Limited Corporation
TriStar Georgetown General Corporation                             N. C. Zola, Treasurer
TriStar Fuel Cells Corporation                                     Columbia Gas Transmission Corporation
TVC Nine Corporation                                               Columbia Gulf Transmission Company
TVC Ten Corporation                                                1700 MacCorkle Avenue,. S. E.
TriStar System, Inc.                                               Charleston, WV 25314
205 Van Buren
Herndon, VA 22070                                                  D. FURLANO, Treasurer
                                                                   Columbia Network Services
S. T. MACQUEEN, Treasurer                                          1600 Dublin Road
Columbia LNG Corporation                                           Columbus, OH 43215-1082
12355 Sunrise Valley Drive
Suite 300                                                          ROBERT GUSTAFSON, Controller
Reston, VA 20191-3458                                              Columbia Energy Services Corporation
                                                                   Columbia Energy Marketing Corporation
J. W. TROST, Vice President                                        Columbia Service Partners, Inc.
Columbia Gas System Service Corporation                            121 Hill Pointe Drive
12355 Sunrise Valley Drive, Suite 300                              Suite 100
Reston, VA 20191-3420                                              Canonsburg, PA 15317

J. W. GROSSMAN, Treasurer
TriStar Capital Corporation
Columbia Atlantic Trading Corporation
12355 Sunrise Valley Drive
Suite 300
Reston, VA 20191-3458





--------------------------------------------------------------------------------
               (Names and Addresses of Other Agents for Service)

The Application - Declaration as previously filed is hereby amended as follows:

Item 6.     Exhibits and Financial Statements

       (a)  Exhibit

            F     Opinion of Counsel for Columbia and Subsidiaries

                                   SIGNATURE
         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                          THE COLUMBIA GAS SYSTEM, INC.


DATE: December 10, 1996                   BY:   //s//M. W. O'Donnell
                                             ----------------------------
                                          M. W. O'Donnell, Senior Vice
                                          President & Chief Financial Officer


                          COLUMBIA GAS OF OHIO, INC.
                          COLUMBIA GAS OF KENTUCKY, INC.
                          COLUMBIA GAS OF MARYLAND, INC.
                          COLUMBIA GAS OF PENNSYLVANIA, INC.
                          COMMONWEALTH GAS SERVICES, INC.
                          COLUMBIA GULF TRANSMISSION COMPANY
                          COLUMBIA GAS TRANSMISSION CORPORATION
                          COLUMBIA PROPANE CORPORATION
                          COMMONWEALTH PROPANE, INC.
                          COLUMBIA GAS SYSTEM SERVICE CORPORATION
                          COLUMBIA NATURAL RESOURCES, INC.
                          TRISTAR CAPITAL CORPORATION
                          COLUMBIA LNG CORPORATION
                          COLUMBIA ATLANTIC TRADING CORPORATION
                          COLUMBIA ENERGY SERVICES CORPORATION
                          COLUMBIA ENERGY MARKETING CORPORATION
                          COLUMBIA NETWORK SERVICES CORPORATION
                          COLUMBIA SERVICE PARTNERS, INC.
                          TRISTAR VENTURES CORPORATION
                          TRISTAR PEDRICK LIMITED CORPORATION
                          TRISTAR PEDRICK GENERAL CORPORATION
                          TRISTAR BINGHAMTON LIMITED CORPORATION
                          TRISTAR BINGHAMTON GENERAL CORPORATION
                          TRISTAR VINELAND LIMITED CORPORATION
                          TRISTAR VINELAND GENERAL CORPORATION
                          TRISTAR RUMFORD LIMITED CORPORATION
                          TRISTAR FUEL CELLS CORPORATION
                          TRISTAR GEORGETOWN GENERAL CORPORATION
                          TRISTAR GEORGETOWN LIMITED CORPORATION
                          TVC NINE CORPORATION

                          TVC TEN CORPORATION
                          TRISTAR SYSTEM, INC.



DATE: December 10, 1996           BY:   //s//J. W. Trost
                                     -------------------------------------
                                          J. W. Trost,  Vice President

                                                                       Exhibit F

                                                               December 10, 1996

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Gentlemen:

         Re:     The Columbia Gas System, Inc., et al.
                 File No. 70-8925

         As counsel for The Columbia Gas System, Inc. ("Columbia"), a Delaware corporation and a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), and at its request, I deliver to you this Opinion of Counsel for filing as Exhibit F to the Joint Application-Declaration on Form U-1 (File No. 70-8925) of Columbia and certain of its subsidiary companies, including Columbia Gas of Ohio, Inc., Columbia Gas of Kentucky, Inc., Columbia Gas of Pennsylvania, Inc., Commonwealth Gas Services, Inc., Columbia Gas of Maryland, Inc., Columbia LNG Corporation, Columbia Gas Transmission Corporation, Columbia Gulf Transmission Company, Columbia Atlantic Trading Corporation, Columbia Energy Services Corporation, Columbia Service Partners, Inc., Columbia Energy Marketing Corporation, Columbia Network Services Corporation, Commonwealth Propane, Inc. Columbia Propane Corporation, Columbia Gas System Service Corporation, TriStar Ventures Corporation, TriStar Capital Corporation, Columbia Natural Resources, Inc., TriStar Pedrick Limited Corporation, TriStar Pedrick General Corporation, TriStar Binghamton Limited Corporation, TriStar Binghamton General Corporation, TriStar Vineland Limited Corporation, TriStar Vineland General Corporation, TriStar Rumford Limited Corporation, TriStar Georgetown Limited Corporation, TriStar Georgetown General Corporation, TriStar Fuel Cells Corporation, TVC Nine Corporation, TVC Ten Corporation and TriStar System, Inc. (hereinafter, referred to collectively, as the "Subsidiaries"), relating to:

         1. Columbia's proposed external short-term debt financing for general corporate purposes through December 31, 2001 of up to 1 billion dollars outstanding at any one time under the credit agreement dated as of November 28, 1995 between Columbia and Citibank, N.A., as agent, as amended, as may be amended or replaced, through the issuance of commercial paper, the sale of Bid Notes (via the entry into individual Bid Note Agreements with one or more commercial banks) and other forms of short-term financing generally available to borrowers with investment grade ratings (including, without limitation, the issuance of medium-term notes under the Indenture dated as of November 28, 1995, between Columbia and Marine Midland Bank, as Trustee, as amended (the "Indenture"), as more fully described in the Application-Declaration);

         2. Columbia's proposed external long-term financing through the issuance from time-to-time, prior to December 31, 2001, of long-term securities consisting of Notes under the Indenture, common stock, preferred stock, or other debt or equity securities in an aggregate amount not exceeding 5 billion dollars, as more fully described in the Application-Declaration;


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         3.   Columbia's proposed interest rate hedging transactions through
              December 31, 2001, using various derivative instruments, with respect to existing and anticipated issuances of fixed rate or floating rate debt, as more fully described in the Application-Declaration;

         4. The sale to Columbia by the Subsidiaries, for cash, common stock, short-term securities and Notes, from time-to-time as required for contingencies, such as higher gas prices, warm weather, amounts of projected tax refunds, amounts of rate refunds and the variability of capital expenditure programs, up to specified amounts, as more fully described in the Application-Declaration;

         5. Loans to and borrowings from the Intrasystem Money Pool evidenced by Money Pool Notes, from time-to-time through December 31, 2001;

         6. Columbia's and certain non-utility subsidiaries' issuance of guarantees, procurement of letters of credit and other forms of credit support with respect to the on-going ordinary course of business obligations of such subsidiaries, from time-to-time, through December 31, 2001, in an amount outstanding at any one time not exceeding 500 million dollars, as more fully described in the Application-Declaration;

         7. The reduction in authorized shares of certain of the Subsidiaries, through amendments to their respective certificates or incorporation, in order to reduce state franchise taxes, as more fully described in the Application-Declaration;

         8. The reincorporation of Columbia Natural Resources, Inc. in Delaware, under a plan or reorganization and merger, as more fully described in the Application-Declaration;

         9. Potential non-utility Subsidiary external financings, subject to a reservation of jurisdiction by this Commission, as more fully described in the Application-Declaration;

         10. Columbia's and certain non-utility Subsidiaries' proposed organization of financing entities through the formation of new corporations, trusts, partnerships or other entities, for the issuance and/or acquisition of debt or equity securities, as more fully described in the Application-Declaration; and

         11. The financing of exempt wholesale generators and foreign utility companies in compliance with Rule 53 under the Act, as more fully described in the Application-Declaration.

The above Items 1 through 11, as more fully described in the Application-Declaration, are hereinafter referred to sometimes as the "Proposed Transactions".

         In connection with the above, I have examined:

         (i)  the Application-Declaration;

         (ii) a copy of the Restated Certificate of Incorporation of Columbia, as amended;

             (iii) the Credit Agreement dated as of November 28, 1995, between Columbia and Citibank, N.A., as agent, as amended, and approved by order of this Commission dated August 25, 1995 (HCAR No. 35-26361);

             (iv) the Indenture dated as of November 28, 1995, between Columbia and Marine Midland Bank, as Trustee, as amended, and approved by order of this Commission dated August 25, 1995 (HCAR No. 35-26361); and

             (v) such other documents, records and matters of law as I deemed necessary to enable me to render this Opinion.

             Based upon the foregoing and relying thereupon, I am of the opinion that, assuming (i) the Proposed Transactions are consummated in accordance with the Application-Declaration, (ii) all applications either currently pending or subsequently made to the appropriate state regulatory agencies for authority to consummate the Proposed Transactions are granted, and
(iii) all taxes and government charges in connection with such transactions are paid:

             (a) all state laws applicable to the Proposed Transactions will have been complied with;


             (b) Columbia and each of the Subsidiaries are validly organized and duly existing corporations in their respective states of incorporation;

             (c) the equity securities to be issued by Columbia and the Subsidiaries in the Proposed Transactions will be validly issued, fully paid and nonassessable, and the holders thereof shall be entitled to the rights and privileges pertaining thereto as set forth in the applicable certificates of incorporation or the certificates of designation which define such rights and privileges;

             (d) the various short-term debt instruments, guarantees and Notes to be issued by Columbia and certain of the Subsidiaries as part of the Proposed Transactions indicated above will be valid and binding obligations of Columbia and such Subsidiaries in accordance with the terms of said instruments, guarantees and Notes, and Columbia will have legally acquired such Notes;

             (e) Subsidiaries advancing funds under the terms of the Intrasystem Money Pool will have a valid claim against each of the Subsidiaries to whom funds are advanced pursuant to the Intrasystem Money Pool for the amounts so advanced; and

             (f) the consummation of the Proposed Transactions will not violate the legal rights of the holders of any securities issued by Columbia, or the Subsidiaries, or by any associate company thereof.

             I hereby consent to the filing of this Opinion as an Exhibit to the Application-Declaration.

             Very truly yours,




             /s/Mark A. Cleaves
             -------------------------------

             Mark A. Cleaves, Esquire



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